SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: September 2005

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

BELL CANADA ISSUES MTN DEBENTURES

Montréal (Québec), September 15, 2005 — Bell Canada today announced the offering of Cdn $200 million of Medium Term Note Debentures pursuant to its medium term debenture program. The 4.64% MTN Debentures, Series M-19, will be dated September 20, 2005, will mature February 22, 2016 and will be issued at a price of Cdn $99.995 for a yield to the investor of 4.641% compounded semi-annually. A pricing supplement relating to this issue will be filed by Bell Canada with the various securities commissions in all provinces of Canada.

The net proceeds of this issue will be used for general corporate purposes, including the repayment of short-term debt.

RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Casgrain and Company Limited, Desjardins Securities Inc., Merrill Lynch Canada Inc., National Bank Financial Inc., Scotia Capital Inc. and TD Securities Inc. will be acting as agents with respect to the offering of the Series M-19 Debentures.

About Bell Canada
Bell Canada, Canada’s national leader in communications, provides connectivity to residential and business customers through wired and wireless voice and data communications, local and long distance phone services, high-speed and wireless Internet access, IP-broadband services, e-business solutions and satellite television services. Bell Canada is wholly owned by BCE Inc. For more information please visit www.bell.ca.

For more information, please contact:

Pierre Leclerc	Thane Fotopoulos

Media Relations (514) 870-2759	Investor Relations (514) 870-4619

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: September 19, 2005